October 19, 2005

VIA EDGAR & FACSIMILE (202) 772-9368

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Carmen Moncada-Terry
Division of Corporate Finance

Re:   Galaxy Nutritional Foods, Inc.

Dear Carmen:

In connection with the preliminary proxy statement filed by Galaxy Nutritional Foods, Inc., a Delaware corporation (the "Company") on October 7, 2005, you have advised us that the U.S. Securities and Exchange Commission is planning a review in order to determine whether or not pro forma financial information is required to be included in such proxy statement.

The special meeting of the Company's stockholders to which the proxy statement relates is being called in order to approve the sale of a significant portion of the Company's assets to Schreiber Foods, Inc., a privately held Wisconsin corporation ("Schreiber"). The Company is seeking the approval of its stockholders, because the assets being sold to Schreiber may constitute "substantially all" of the Company's assets under Delaware law. The approval of Schreiber's stockholders is not required for this transaction.

In connection with the preparation of the preliminary proxy statement, the Company considered whether pro forma financial information was required and reviewed this matter with its outside counsel and its auditors, who advised the Company that instruction 2(b) to Item 14 of Schedule 14A makes it clear that no such pro forma financial information is required. The instruction provides, in relevant part, as follows:

"Instructions to Item 14.

2. (b) Additionally, if only the security holders of the target company are voting:

      i.    The financial information in paragraphs (b)(8) - (11) of this Item for the acquiring company and the target need not be provided; ...."

Instruction 2(b)(i) provides that the pro forma financial information otherwise required by paragraphs (b)(8) and (9) of Item 14 are not required in this proxy statement, since only the security holders of the Company are voting.


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As we discussed, I greatly appreciate your immediate attention to this matter.
Please do not hesitate to contact me with any additional follow up or questions in this regard.


                                                 Respectfully submitted,

                                                 GALAXY NUTRITIONAL FOODS, INC.


                                                 By: /s/ LeAnn C. Hitchcock
                                                   -----------------------------
                                                 Name: LeAnn C. Hitchcock
                                                     ---------------------------
                                                 Title: SEC Compliance Manager
                                                      --------------------------


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